Quanterix Trades Meaningfully Below Cash, Demonstrating Shareholders See Value Destruction from the Merger

At $5.36 per share, Quanterix has a -$61M enterprise value, compared to historically trading with a positive enterprise value and multiple of 3x revenue

Selected Publicly-Traded Companies

Company	TEV / LTM Revenue (01/08/25)	TEV / LTM Revenue (4/15/25)	Multiple Chg. (%)	Share Price Close (4/15/25)
10x Genomics, Inc. (TXG)	2.5x	1.1x	-56%	$7.68
Cytek Biosciences, Inc. (CTKB)	3.1x	1.1x	-65%	$3.70
Oxford Nanopore Technologies plc (LSE:ONT)	6.1x	4.9x	-19%	$1.18
Pacific Biosciences of California, Inc. (PACB)	6.2x	4.3x	-30%	$1.14
Standard BioTools Inc. (LAB)	2.4x	1.0x	-58%	$1.19
Twist Bioscience Corporation (TWST)	8.0x	6.6x	-18%	$34.56
Peer Average Multiple	**4.7x**	**3.2x**	**-33%**	
Quanterix Corporation (QTRX)	**1.5x**	**-0.4x**	**-130%**	**$5.36**
Quanterix at Peer Average Multiple		**3.2x**		**$18.15**
% Upside (Downside)				*239%*
Quanterix at Peer Average Multiple Reval.		**1.0x**	**-33%**	**$10.44**
% Upside (Downside)				*95%*

Historical Enterprise Value / Revenue

Year	Average TEV / LTM Revenue
2022	2.0x
2023	4.1x
2024	3.0x
Average TEV/Rev	**3.0x**
Current TEV/Rev	**-0.4x**
Share Price Close (4/15/25)	**$5.36**
Share Price Hist. Avg. Multiple	**$17.64**
% Upside (Downside)	*229%*

Source: Public filings, S&P Capital IQ

Enterprise Value Disconnect Highlights Flawed Merger Economics

	QTRX Stock Price	% From 4/15 Close	AKYA Equity Value	AKYA Net Debt	AKYA Total Enterprise Value	QTRX Equity Value	QTRX Net Cash (-$20M Emission Pmts.)	QTRX Total Enterprise Value	AKYA % TEV	QTRX % TEV	AKYA TEV / FY24 Rev	QTRX TEV / FY24 Rev
Close Price 04/15/2025	**$5.36**		**$95,857**	**-$46,604**	**$142,461**	**$207,909**	**$269,122**	**-$61,213**	**175%**	**-75%**	**1.7x**	**-0.4x**
At similar multiples	$32.78	511.6%	$549,170		$595,774	$1,271,569		$1,002,447	37%	63%	**7.3x**	**7.3x**
52W High	$19.18	257.7%	$324,236		$370,840	$743,780		$474,658	44%	56%	**4.5x**	**3.5x**
Unaffected (1/8/25)	$11.73	118.8%	$201,161		$247,765	$454,995		$185,873	57%	43%	**3.0x**	**1.4x**
S-4 Price (2/10/25)	$7.83	46.1%	$136,689		$183,293	$303,718		$34,596	84%	16%	**2.2x**	**0.3x**
Proxy Price (3/18/25)	$7.15	33.4%	$125,448		$172,052	$277,342		$8,220	95%	5%	**2.1x**	**0.1x**
52W Low	$4.67	-12.9%	$84,451		$131,055	$181,145		-$87,977	304%	-204%	**1.6x**	**-0.6x**

Source: Based on Quanterix April 15, 2025, closing share price of $5.36. Uses year-end 2024 Quanterix net cash balance of $289 million, reduced by $20 million in cash outflows related to the Emission acquisition subsequent to year-end. See Company Annual Report on Form 10-K for the fiscal year-end December 31, 2024. Akoya net debt of $46.6 million includes $5.4 million debt exit fee. See also Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 190. Quanterix and Akoya common shares and restricted stock units outstanding as of March 25, 2025. See also Company Amendment No. 3 to Form S-4, dated April 10, 2025, pg. 26.

Lack of Disclosure Around $40M Synergy Target

- Quanterix management's $40M synergy target relies entirely on vague references to "streamlined commercial infrastructure," "operational efficiencies," and "elimination of duplicative corporate structures and redundancies"

- No specific disclosure around how synergies will be allocated across business units, functions, or specific locations

- CEO Dr. Toloue claims "clear line of sight"[1] into synergies, but has not provided any concrete detail on the go-forward commercial infrastructure or integration strategy

- $40M synergy target appears speculative and overly dependent on aggressive headcount reduction rather than genuine operational efficiencies or strategic initiatives



> " *There's a lot of __overlap in geography__ in the areas we operate in our business model __as well as our key customers__. So bringing that together as a total solution through one sales and service team is great from a cost perspective...there's __definitely a facility element here__, but there's also a fair amount of __commonality in our fulfillment processes__...And then we're 2 small-cap public companies. So there's fairly __significant overlap in terms of the corporate function__ of both companies that we'll be able to streamline.*
>
> – QTRX CFO Vandana Sriram on M&A Call (January 10, 2025) "

Salesforce Reduction

+

Facility Closure

+

Public Company Overhead

=

$40M?

1) See Dr. Toloue Q4 2024 Earnings Call commentary, March 17, 2025

NIH Funding Cuts Give Shareholders Even More Reason To Reject This Deal

- A broad reduction in research spending means fewer grants to NIH-funded labs, directly shrinking the pool of instrument buyers, and likely undermining both Akoya and Quanterix's Outlook. This **intensifies** the risk for Akoya, whose core revenue is ~1/3 instrument sales (vs. QTRX at ~8%)[2]

- Akoya's **high cash burn and substantial leverage** leave it more exposed to a softer capital-equipment environment – **amplifying concerns over financial stability**

- Industry deterioration could jeopardize management's near-term synergy assumptions, **making the combined model look even worse**

- Overall, we believe the subsequent impact of NIH funding cuts make AKYA's balance sheet situation untenable – currently, **AKYA likely has little (or no) positive equity value**

NEW Risk Factors Added in March – AFTER Deal Announcement

 *Reduction in or suspension of certain federal research grants...**including funding from the National Institutes of Health (NIH)**, may negatively impact spending within our industry and **cause uncertainty**. Certain of our customers, including academic institutions and research organizations, **may depend in whole or in part on federal grants** to advance their medical research activities. **Any prolonged suspensions or reductions in such funding could slow innovation, delay collaborations, and limit the adoption of new technologies that contribute to our business growth**.*

– QTRX FY24 10K (March 17, 2025)

 *Our customers include **biopharmaceutical companies and academic and clinical institutions**... **Fluctuations in the research and development budgets of our customers could have a significant effect on the demand for our products and services**...Disruptions at these customers, including...**personnel reductions at agencies such as the FDA**, may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies or may slow or stall planned or ongoing research. **If their research and development budgets are reduced, the impact could adversely affect our business, financial condition, results of operations and prospects**.*

– AKYA FY24 10K (March 17, 2025)



Source: Capital IQ, public filings
1) Per QTRX CFO on 1/10/25 M&A Call: "...our split is ... between 45% and 55% between pharma biotech and academia. For Akoya, the split is slightly more skewed towards pharma a little over 60% for pharma, biotech and CROs and the rest is academic and government."
2) Instrument revenues as a percentage of total revenues over the trailing twelve-months 9/30/24.